Exhibit 23.6

CONSENT OF JANICE LEE

Pursuant to Rule 438 under the Securities Act of 1933, the undersigned Janice Lee consents to be named in the Registration Statement on Form F-1 of Sogou Inc., and in all amendments and supplements thereto, as a proposed member of the board of directors and of the audit committee of the board of directors of Sogou Inc.

Date: October 25, 2017

/s/ Janice Lee
Name: Janice Lee